

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

Mail Stop 3561

May 15, 2006

By U.S. Mail

Mr. Michael F. Devine, III
Senior Vice President and Chief Financial Officer
Coach, Inc.
516 West 34th Street
New York, NY 10001

> **Re:** **Coach, Inc.**
> **Form 10-K for the Fiscal Year Ended July 2, 2005**
> **Filed September 9, 2005**
> **Form 10-Q for the Quarter Ended December 31, 2005**
> **Filed February 9, 2006**
> **File 1-16153**

Dear Mr. Devine:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

William Choi
Branch Chief